-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES THIRD QUARTER RESULTS

Tel Aviv, Israel, November 12, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net loss of $7.9 million, or $0.27 per share, for the third quarter of 2002 compared to a net loss of $11.2 million, or $0.53 per share, in the third quarter of 2001. The net loss in the first nine months of 2002 amounted to $31.4 million, or $1.24 per share, compared to a net loss of $32.3 million or $1.52 per share in the first nine months of 2001.

Pro forma net loss for the third quarter of 2001, which gives effect to the merger with Elbit Ltd., the share purchase of DEP and the consolidation of Galil Medical and Mediagate as if such events occurred at the beginning of each reporting period presented, was $19.1 million, or $0.66 per share. Pro forma net loss for the nine month period ended September 30, 2002 and 2001, was $44.3 million, or $1.52 per share and $55.1 million, or $1.89 per share, respectively.

Factors contributing to Elron’s results in the third quarter of 2002 and operational highlights:

The pro forma financial results present on a more comparable basis the significant reduction in losses in the third quarter of 2002 as compared to the same period last year and reflects the improvement in the financial results of our group companies as well as the benefits achieved from the merger with Elbit Ltd. and the share purchase of DEP which were completed last quarter.

Elron’s results are still affected by the general market conditions which continue to limit Elron’s ability to complete successful exits.

The following are the main factors contributing to Elron’s results:

•
Almost all of the companies in Elron’s group experienced improved financial results in the third quarter of 2002 as compared to the corresponding period of 2001. Specifically, MediaGate recorded $1.4 million revenues in this quarter as compared to no revenues in the same quarter last year and Wavion reached breakeven in the third quarter compared to a loss of $1.0 million in the same period last year.

•	As a result of the completion of the sale of a significant portion of V-Flash’s assets to 24/7 Real Media, Inc. (Nasdaq: TFSM), Elron recorded a gain of $2.1 million in the third quarter.

•	Elbit Systems (Nasdaq: ESLT), in which Elron holds 21%, increased its revenues in the third quarter by 12% to $210.2 million and posted net income of $15.5 million in the third quarter.

•
Given Imaging (Nasdaq: GIVN) in which Elron directly and indirectly holds 18%, recorded revenues of $7.5 million in the third quarter and $19.9 million in the first nine months period ended September 30, 2002 which resulted in decreased losses of $3.9 million in the third quarter.

•
The completion of the merger with Elbit Ltd. and the share purchase of DEP enabled Elron to achieve cost savings by combining Elron’s and Elbit Ltd’s headquarters, which Elron expects to result in an annual saving of more than $4 million.

Major investments completed in the third quarter of 2002:

•
In August 2002, Elron completed a $5.0 million investment in A.M.T- Advanced Metal Technologies Ltd (“AMT”) and now holds 29% of AMT. AMT develops markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced material. AMT is focused currently on two major areas: advanced heating products and advanced coding for authentication and anti- shoplifting.

•
During June and July 2002, Elron invested (together with RDC) $3.3 million in Galil Medical thus increasing its holding, directly and indirectly, to 33%. In addition Elron invested $2.5 million in Mediagate increasing Elron’s stake to 68%.

Liquidity and Shareholders Equity

As of September 30, 2002, Elron had cash and other liquid investments of approximately $98.2 million. Bank loans to wholly owned subsidiaries amounted to $68.5 million. Elron’s position enabled continued investments and, in the third quarter of 2002, Elron invested $9.8 million in its group companies and in AMT. During the nine month period ended September 30, 2002, Elron invested approximately $26.7 million mainly in group companies.
Shareholders’ equity as of September 30, 2002, was $280.0 million, which represent 66% of Elron’s total assets.

“The reduction in our losses in the third quarter as compared to previous quarters reflects the success of our group companies in improving their operating results and reducing their losses mainly as a result of implementing cost reducing plans” said Doron Birger, Elron’s President and CEO. “In addition, we have started seeing the benefits from the merger with Elbit Ltd. and the acquisition of full ownership of DEP, mainly from the significant cost savings achieved by combining Elron’s and Elbit’s headquarters. However, our ability to realize gains depends on completing successful exits, which is dependent in part on the general economic conditions in the high-tech environment. Our strong financial position, enables us to develop and support our group of companies as well as to invest in new promising opportunities.” Mr. Doron Birger concluded.

Investors can access Elron’s third quarter financial report and Management Report on the company’s web site: www.elron.com

Conference call details:

Wednesday, November 13, 2002 09:00 a.m. (EST); 04:00 p.m. Israel

Dial in numbers:

In the US: (866) 500-4966 or (866)-500-4967

In the UK: 0(800)-169-9043

Other Israel & International Participants: 972-3-9292810

For your convenience, a replay of the call will be available starting one hour after the call ends for a period of 24 hours. To access the replay please dial (866) 500-4953 (US), (972-3) 925-5953 (Israel) and 0-800-9174256 for UK.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals For further information, visit http://www.elron.com

Contact:
Tal Raz	Marilena LaRosa or Kimberly Storin
Elron Electronic Industries Ltd.	The Anne McBride Company
Tel. 972-3-6075555	Tel: 212-983-1702
raz@elron.net	mlarosa@annembride.com
kstorin@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)

ASSETS
Current Assets:	117,561	121,799

Long-term assets:
Investments in affiliated companies	139,742	162,260	(*)
Other investments	102,199	7,504	(*)
Long-term debentures	2,641	6,689
Deferred taxes	—	973	(*)
Severance pay fund	1,762	2,313

Total long - term assets	246,344	179,739

Property and equipment, net	11,910	4,971

Other assets:
Goodwill	25,512	8,834
Other intangible assets	20,097	10,967

Total other assets	45,609	19,801

Total assets	421,424	326,310

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities	85,770	30,452

Long-term liabilities	52,075	56,105

Minority interests	3,576	1,040

Shareholders’ equity
Ordinary shares	9,572	9,567
Capital surplus	267,175	165,680	(*)
Accumulated other comprehensive income	13,381	42,231	(*)
Retained earnings (accumulated defecit)	(10,125)	21,235	(*)

Total shareholders’ equity	280,003	238,713	(*)

Total liabilities and shareholders’ equity	421,424	326,310

(*)	Restated

CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands except share and per share data)

	For the nine months ended September 30			For the three months ended September 30			For the year ended December 31
	2002	2001		2002	2001		2001
	(Unaudited)			(Unaudited)			(Audited)

Income
Revenues	17,422	26,420		5,746	6,568		32,859
Net loss from equity investments	(18,791)	(13,278	)(*)	(3,517)	(5,115	)(*)	(27,242	)(*)
Gain (loss) from disposal and changes in holdings in related companies, net	5,259	(156)		3,227	15		3,179
Other income (expenses), net	319	(4,620)		35	(1,895)		(4,885	)(*)
Finance income	2,190	4,328		667	1,608		5,215

	6,399	12,694		6,158	1,181		9,126

Costs and Expenses
Cost of revenues	9,153	18,099		3,446	4,316		22,048
Research and development expenses	5,967	6,917		2,290	2,118		8,979
Marketing and selling expenses	9,484	8,086		4,627	2,470		10,587
General and administrative expenses	7,970	8,433		3,216	2,607		11,810
Amortization of other assets	1,561	2,848		666	887		3,734
Finance expenses	2,534	3,166		787	876		3,964
Restructuring charges, net	1,497	1,324		91	398		2,203

	38,166	48,873		15,123	13,672		63,325

Loss from continuing operations before tax benefit	(31,767)	(36,179)		(8,965)	(12,491)		(54,199)
Tax benefit	1,563	3,583		399	1,136		2,947

Loss from continuing operations after tax benefit	(30,204)	(32,596)		(8,566)	(11,355)		(51,252)
Minority interest	305	328		71	118		438

Loss from continuing operations	(29,899)	(32,268	)(*)	(8,495)	(11,237	)(*)	(50,814	)(*)
Gain (loss) from discontinued operations	(1,461)	—		551	—		—

Net loss	(31,360)	(32,268	)(*)	(7,944)	(11,237	)(*)	(50,814	)(*)

Loss per share data
Basic loss per share data -
Loss from continuing operations	(1.18)	(1.52	)(*)	(0.29)	(0.53	)(*)	(2.40	)(*)
Gain (loss) from discontinued	(0.06)	—		0.02	—		—

Net loss	(1.24)	(1.52	)(*)	(0.27)	(0.53	)(*)	(2.40	)(*)

Weighted average number of shares used in computing per share amounts (thousands)	25,308	21,189		29,158	21,189		21,191

(*)	Restated

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

As of September 30, 2002
(Unaudited)

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

As of September 30, 2002
(Unaudited)

C O N T E N T S

Page

Consolidated Balance Sheets	1 - 2

Consolidated Statements of Operations	3

Consolidated Statements of Shareholders’ Equity and Comprehensive Income	4 – 5

Consolidated Statements of Cash Flows	6 – 8

Notes to the Consolidated Financial Statements	9 – 24

Annex to the Consolidated Financial Statements	25

# # # # # #

CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

	September 30 2002 (Unaudited)	December 31 2001 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	70,185	90,404
Debentures and deposits	24,882	15,465
Marketable securities	3,329	237
Trade receivables (net of allowance for doubtful accounts of $610 and $252 as of September 30, 2002 and December 31, 2001, respectively)	9,878	9,627
Other receivables and prepaid expenses	7,224	4,395
Inventories and work-in-progress	2,063	1,671

Total current assets	117,561	121,799

Long-term assets:
Investments in affiliated companies	139,742	162,260	(*)
Other investments	102,199	7,504	(*)
Long-term debentures	2,641	6,689
Deferred taxes	—	973	(*)
Severance pay fund	1,762	2,313

Total long-term assets	246,344	179,739

Property and equipment, net	11,910	4,971

Other assets:
Goodwill	25,512	8,834
Other intangible assets	20,097	10,967

Total other assets	45,609	19,801

Total assets	421,424	326,310

(*)	Restated – see Note 3C.

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED BALANCE SHEETS (Cont.)
In thousands of U.S. Dollars

	September 30 2002	December 31 2001
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current maturities of long-term loans	64,947	16,617
Trade payables	5,696	4,514
Other payables and accrued expenses	15,127	9,321

Total current liabilities	85,770	30,452

Long-term liabilities:
Long-term loans	15,284	51,808
Retirement obligations	3,047	3,914
Deferred taxes	33,198	—	(*)
Other long-term liabilities	546	383

Total long-term liabilities	52,075	56,105

Minority interests	3,576	1,040

Shareholders’ equity:
Ordinary shares of NIS 0.003 par value; Authorized – 31,500,000 shares; Issued and outstanding – 29,158,358 shares (As of December 31, 2001 - 21,213,664 shares)	9,572	9,567
Capital surplus	267,175	165,680	(*)
Accumulated other comprehensive income	13,381	42,231	(*)
Retained earnings (accumulated deficit)	(10,125)	21,235	(*)

Total shareholders’ equity	280,003	238,713	(*)

Total liabilities and shareholders’ equity	421,424	326,310

(*)	Restated – see Note 3C.

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except per share data

	For the nine months ended September 30			For the three months ended September 30			For the year ended December 31

	2002	2001		2002	2001		2001
	(Unaudited)			(Unaudited)			(Audited)

Income
Revenues	17,422	26,420		5,746	6,568		32,859
Net loss from equity investments	(18,791)	(13,278	)(*)	(3,517)	(5,115	)(*)	(27,242	)(*)
Gain (loss) from disposal and changes in holdings in related companies, net	5,259	(156)		3,227	15		3,179
Other income (expenses), net	319	(4,620)		35	(1,895)		(4,885	)(*)
Finance income	2,190	4,328		667	1,608		5,215

	6,399	12,694		6,158	1,181		9,126

Costs and Expenses
Cost of revenues	9,153	18,099		3,446	4,316		22,048
Research and development expenses	5,967	6,917		2,290	2,118		8,979
Marketing and selling expenses	9,484	8,086		4,627	2,470		10,587
General and administrative expenses	7,970	8,433		3,216	2,607		11,810
Amortization of other assets	1,561	2,848		666	887		3,734
Finance expenses	2,534	3,166		787	876		3,964
Restructuring charges, net	1,497	1,324		91	398		2,203

	38,166	48,873		15,123	13,672		63,325

Loss from continuing operations before tax benefit	(31,767)	(36,179)		(8,965)	(12,491)		(54,199)
Tax benefit	1,563	3,583		399	1,136		2,947

Loss from continuing operations after tax benefit	(30,204)	(32,596)		(8,566)	(11,355)		(51,252)
Minority interest	305	328		71	118		438

Loss from continuing operations	(29,899)	(32,268	)(*)	(8,495)	(11,237	)(*)	(50,814	)(*)
Gain (loss) from discontinued operations	(1,461)	—		551	—		—

Net loss	(31,360)	(32,268	)(*)	(7,944)	(11,237	)(*)	(50,814	) (*)

Loss per share data
Basic loss per share data -
Loss from continuing operations	(1.18)	(1.52	)(*)	(0.29)	(0.53	)(*)	(2.40	)(*)
Gain (loss) from discontinued operations	(0.06)	—		0.02	—		—

Net loss	(1.24)	(1.52	)(*)	(0.27)	(0.53	)(*)	(2.40	)(*)

Weighted average number of shares used in computing per share amounts (thousands)	25,308	21,189		29,158	21,189		21,191

Diluted loss per share data -
Loss from continuing operations	(1.19)	(1.52	)(*)	(0.29)	(0.53	)(*)	(2.41	)(*)
Gain (loss) from discontinued operations	(0.06)	—		0.02	—		—

Net loss	(1.25)	(1.52	)(*)	(0.27)	(0.53	)(*)	(2.41	)(*)

Weighted average number of shares used in computing per share amounts (thousands)	25,308	21,189		29,158	21,189		21,191

(*)	Restated – see Note 3C.

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
In thousands of U.S. Dollars, except share data

	Number of shares	Share capital	Capital surplus		Accumulated other comprehensive income	Retained earnings (accumulated deficit)		Total shareholders’ equity	Total comprehensive loss

Audited
Balance as of January 1, 2001	21,188,664	9,567	158,898	(*)	36,459	72,049	(*)	276,973
Options exercised	25,000	—	306		—	—		306
Other comprehensive income, net of tax:
Unrealized gains on securities	—	—	—		6,850 (*)	—		6,850	6,850	(*)
Reclassification adjustment for net amounts included in net income	—	—	—		(1,056)	—		(1,056)	(1,056)
Foreign currency translation adjustment	—	—	—		(22)	—		(22)	(22)
Changes in capital surplus in affiliated companies	—	—	2,899	(*)	—	—		2,899	—
Deferred gain from changes in holdings in a related company	—	—	3,583	(*)	—	—		3,583	—
Amortization of deferred stock compensation	—	—	(6)		—	—		(6)	—
Net loss	—	—	—		—	(50,814	)(*)	(50,814)	(50,814	) (*)

Balance as of December 31, 2001	21,213,664	9,567	165,680		42,231	21,235		238,713	(45,042	) (*)

Unaudited
Options exercised	65,250	—	449		—	—		449
Other comprehensive income, net of tax:
Unrealized losses on securities	—	—	—		(27,478)	—		(27,478)	(27,478)
Reclassification adjustment for net amounts included in net income	—	—	—		(1,399)	—		(1,399)	(1,399)
Foreign currency translation adjustment	—	—	—		27	—		27	27
Changes in capital surplus in affiliated companies	—	—	278		—	—		278	—
Issuance of shares pursuant to the merger with Elbit	5,617,601	4	71,191		—	—		71,195	—
Issuance of shares pursuant to the purchase of DEP	2,261,843	1	29,448		—	—		29,449	—
Amortization of deferred stock compensation	—	—	129		—	—		129	—
Net loss	—	—	—		—	(31,360)		(31,360)	(31,360)

Balance as of September 30, 2002	29,158,358	9,572	267,175		13,381	(10,125)		280,003	(60,210)

Balance as of January 1, 2001	21,188,664	9,567	158,898	(*)	36,459	72,049	(*)	276,973
Other comprehensive income, net of tax:
Unrealized losses on securities	—	—	—		(10,190)	—		(10,190)	(10,190)
Reclassification adjustment for net amounts included in net income	—	—	—		(945)	—		(945)	(945)
Foreign currency translation adjustment	—	—	—		(12)	—		(12)	(12)
Changes in capital surplus in affiliated companies	—	—	(538	)(*)	—	—		(538)	—
Amortization of deferred stock compensation	—	—	(55)		—	—		(55)	—
Net loss	—	—	—		—	(32,268	) (*)	(32,268)	(32,268	) (*)

Balance as of September 30, 2001	21,188,664	9,567	158,305		25,312	39,781		232,965	(43,415	) (*)

(*)	Restated – see Note 3C.

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (Cont.)
In thousands of U.S. Dollars, except share data

	Number of shares	Share capital	Capital surplus		Accumulated other comprehensive income	Retained earnings (accumulated deficit)		Total shareholders’ equity	Total comprehensive loss

Unaudited
Balance as of July 1, 2002	29,158,358	9,572	267,295	(*)	17,403 (*)	(2,181)	(*)	292,089
Options exercised	—	—	—		—	—		—	—
Other comprehensive income, net of tax:
Unrealized losses on securities	—	—	—		(4,034)	—		(4,034)	(4,034)
Reclassification adjustment for net amounts included in net income	—	—	—		(3)	—		(3)	(3)
Foreign currency translation adjustment	—	—	—		15	—		15	15
Changes in capital surplus in affiliated companies	—	—	(120)		—	—		(120)	—
Net loss	—	—	—		—	(7,944)		(7,944)	(7,944)

Balance as of September 30, 2002	29,158,358	9,572	267,175		13,381	(10,125)		280,003	(11,966)

Balance as of July 1, 2001	21,188,664	9,567	158,643	(*)	27,744	51,018	(*)	246,972
Other comprehensive income, net of tax:
Unrealized gains on securities	—	—	—		(2,431)	—		(2,431)	(2,431) (*)
Foreign currency translation adjustment	—	—	—		(1)	—		(1)	(1)
Changes in capital surplus in affiliated companies	—	—	(375)	(*)	—	—		(375)	—
Amortization of deferred stock compensation	—	—	37		—	—		37	—
Net loss	—	—	—		—	(11,237)	(*)	(11,237)	(11,237) (*)

Balance as of September 30, 2001	21,188,664	9,567	158,305		25,312	39,781		232,965	(13,669) (*)

(*)	Restated – see Note 3C

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	For the nine months ended September 30
				For the year ended December 31
	2002	2001		2001
	(Unaudited)			(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(31,360)	(32,268	)(*)	(50,814	)(*)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Income and expenses not affecting operating cash flows:
Net loss from equity investments	18,791	13,278	(*)	27,242	(*)
Dividend from affiliated companies	1,967	13,148		13,805
Minority interest	(305)	(328)		(438)
Loss (gain) from disposal and changes in holdings in related Companies, net companies, net	(5,259)	156		(3,179)
Gain on sale of other investments	(605)	(999)		(999)
Gain resulting from sale of business	(2,095)	—		—
Depreciation and amortization	2,825	4,939		6,362
Decrease in other investments and accrued interest	794	14		1,247	(*)
Amortization of deferred stock compensation	(1,558)	(188)		29
Deferred taxes	(1,519)	(3,656)		(2,796)
Other	1,377	(155)		568
Changes in operating assets and liabilities-
Decrease in trade receivables	1,771	497		2,328
Decrease (increase) in other receivables and prepaid expenses	3,758	(169)		(1,305)
Decrease in trading account securities	235	17,180		16,652
Decrease (increase) in inventories	1,130	(23)		(1,310)
Increase (decrease) in trade payables	(1,427)	(288)		1,436
Decrease in other payables and accrued expenses	(10,672)	(7,427)		(7,711)

Net cash provided by (used in) operating activities	(22,152)	3,711		1,117

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(18,118)	(13,322	)(*)	(17,681	)(*)
Merger costs	—	—		(250)
Cash and cash equivalents resulting from the merger with Elbit (Schedule A)	14,907	—		—
Cash and cash equivalents resulting from the share purchase of DEP (Schedule B)	284	—		—
Cash and cash equivalents resulting from newly consolidated subsidiaries (Schedule C)	2,978
Cash and cash equivalents resulting from sale of businesses and subsidiaries (Schedule D)	(1,984)
Other investments	(1,521)	(2,618	)(*)	(1,900	)(*)
Proceeds from sale of other investments	—	—		1,115
Proceeds from sale of available for sale securities	789	1,270		1,332
Proceeds from sale of Elbit Systems shares	—	—		6,655
Proceeds from sale of Given Imaging shares	6,918	—		—
Investments in held to maturity debentures and deposits	(7,480)	—		(12,213)
Proceeds from deposits and maturities of held to maturity debentures	2,147	38,878		39,357
Purchase of property and equipment	(463)	(1,287)		(1,132)
Proceeds from sale of property and equipment	63	288		311
Net proceeds from sale of activities	6,110	3,430		3,430

Net cash provided by investing activities	4,630	26,639		19,024

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	449	—		306
Proceeds from options exercised in a subsidiary	2	41		71
Issuance of Convertible notes in subsidiary to minority	727	—		—
Long-term loans received from banks	402	—		9,540
Repayment of loans from shareholder	(1,378)	—		—
Repayment of long-term loans	(193)	(461)		(630)
Increase (decrease) in short-term bank credit, net	(2,706)	8,597		401

Net cash provided by (used in) financing activities	(2,697)	8,177		9,688

Increase (decrease) in cash and cash equivalents	(20,219)	38,527		29,829
Cash and cash equivalents at the beginning of the period	90,404	60,575		60,575

Cash and cash equivalents at the end of the period	70,185	99,102		90,404

         (*)   Restated – see Note 3C.

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
In thousands of U.S. Dollars

	For the nine months ended September 30
			For the year ended December 31
	2002	2001(*)	2001(*)
	(Unaudited)		(Audited)

Supplemental cash flow information:
Cash paid for:
Income taxes	133	5,941	6,025

Interest	1,390	3,096	4,202

SCHEDULE A:

Cash and cash equivalents resulting from the merger with Elbit

Assets acquired and liabilities assumed on the merger date:
Working capital (except cash and cash equivalents)	6,970
Property and equipment	(9,225)
Investments in affiliated companies	(5,423)
Other investments	(111,482)
Other long term assets	(1,820)
Goodwill	(18,251)
Long-term liabilities	40,123
Investment at equity prior to merger	42,739
Minority interests	82
Issuance of shares	71,194

Cash and cash equivalents acquired	14,907

SCHEDULE B:

Cash and cash equivalents resulting from the share purchase of DEP

Assets acquired and liabilities assumed at the share purchase date:
Working capital (except cash and cash equivalents)	19,115
Property and equipment	(28)
Investments in affiliated companies	(40,493)
Other investments	(3,315)
Other assets	(5,486)
Long-term liabilities	1,451
Investment at equity prior to acquisition	385
Minority interests	(794)
Issuance of shares	29,449

Cash and cash equivalents acquired	284

         (*)   Restated – see Note 3C.

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
In thousands of U.S. Dollars

For the nine months ended September 30 2002 (Unaudited)

SCHEDULE C:

Cash and cash equivalents resulting from newly consolidated subsidiaries
Assets acquired and liabilities assumed at the purchase date:
Working capital (except cash and cash equivalents)	3,333
Property and equipment	(2,007)
Other assets	(10,534)
Deferred taxes	1,667
Accrued severance pay, net	179
Investment at equity prior to acquisition	8,231
Minority interests	2,109

Cash and cash equivalents acquired	2,978

SCHEDULE D:

Cash and cash equivalents resulting from sale of business and subsidiaries
Assets and liabilities at date of sale:
Working capital (except cash and cash equivalents)	(781)
Property and equipment	266
Other assets	200
Accrued severance pay, net	(33)
Gain resulting from sale of business	2,095
Marketable securities received	(1,600)
Other investments received	(2,131)

Cash and cash equivalents received	(1,984)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars
(Unaudited)

Note 1      -    GENERAL

The accompanying unaudited condensed interim consolidated financial statements have been prepared as of September 30, 2002, and for the nine months and three months then ended in accordance with accounting principles generally accepted in the United States (US GAAP) relating to the preparation of financial statements for interim periods. See note 7 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2001 included in the Company’s Annual Report on Form 20-F.

Comparative data in the annual and interim financial statements for 2001 have been restated – see Note 3C.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation.

Results for the nine months and three months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Note 2      -    SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, except as described in Note 5, regarding the cessation of the amortization of goodwill upon the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

The financial statements have been prepared in US dollars, since the functional currency of the Company and its principal subsidiaries is the US dollar.

Note 3      -    MAJOR TRANSACTIONS

A. MERGER WITH ELBIT

On May 15, 2002, Elron completed its merger with Elbit Ltd. (“Elbit”), in which Elron previously held 44%. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options held by Elbit employees to purchase 240,525 ordinary shares of Elron with a fair value of $997.

Elbit invests in high technology companies, which are primarily engaged in the fields of e-business (electronic business) and m-commerce (mobile commerce).

The purchase price of the Elbit acquisition was approximately $73,911, which was calculated as follows:

Fair value of Elron ordinary shares issued	$70,220
Fair value of options assumed(*)	$975
Transaction and other costs	$2,716

Total	$73,911

(*) Net of intrinsic value of $22.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      -    MAJOR TRANSACTIONS (Cont.)

A. MERGER WITH ELBIT (Cont.)

Ordinary shares were valued based on the average price of Elron ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black-Scholes pricing method.

The purchase price has been allocated to the fair value of Elbit’s tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill, which is not deductible for tax purposes.

The allocation of the purchase price to assets purchased and liabilities assumed was as follows:

Current assets	$12,325
Long-term investments	65,586
Other long-term assets	1,061
Property and equipment, net	6,285
Goodwill	18,623
Liabilities assumed	(29,969)

Net assets acquired	$73,911

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance.

The goodwill recorded relates to the “Investment holdings” segment and reflects the anticipated synergies that are expected to result from the combined entity, including anticipated reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the Elron group companies.

The operating results of Elbit, as a wholly owned subsidiary, have been included in the Company’s consolidated financial statements from the date of the merger (May 15, 2002). See Note 4 for supplemental pro forma information.

B. DEP SHARE PURCHASE

On May 6, 2002, Elron completed the purchase of shares of DEP Technology Holdings Ltd. (“DEP”) in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with Discount Investment Corporation Ltd. (“DIC”), which then held approximately 42% of Elron’s shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC’s investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to a subsidiary of DEP, RDC Rafael Development Corporation Ltd. (“RDC”), held 48% by DEP.

DEP invests in high technology companies, which are primarily engaged in the fields of communications, medical devices, semi conductors and software.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      -    MAJOR TRANSACTIONS (Cont.)

B. DEP SHARE PURCHASE (Cont.)

The share purchase is intended to further enhance Elron’s position in the high technology markets, to enable Elron to manage existing DEP investments independently and to allow Elron to pursue additional investment opportunities.

The purchase price of the DEP acquisition was $29,502, consisting of $29,449 representing the fair market value of newly issued Elron ordinary shares, which has been calculated using the average price of Elron’s shares during a period of a few days before and after the announcement date of the number of shares to be issued to DIC, and $53 in transaction costs.

The purchase price has been allocated to the fair value of DEP’s tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.

The allocation of the purchase price was as follows:

Current assets	$467
Long-term investments	38,233
Property and equipment, net	19
Other assets	2,339
Liabilities assumed	(15,085)

Total	$25,973
Loans from DIC to a subsidiary of DEP	3,529

Net assets acquired	$29,502

The liabilities include $3,963 of bank loans received by RDC which are secured by a lien on RDC’s current assets.

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance.

The amount of $38,233, allocated to long-term investments accounted for under the equity method, included amounts allocated to intangible net assets of these equity investments and is net of any related deferred taxes. The aggregate amount allocated to identifiable intangible assets of the equity investments was $16,500 with a weighted average amortization period of approximately 11 years. An aggregate amount of $6,500 has been recorded as goodwill relating to the above equity investments. The goodwill is not deductible for tax purposes.

The operating results of DEP have been included in the Company’s consolidated financial statements from the date of closing of the share purchase (May 6, 2002). See Note 4 for pro forma information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      –    MAJOR TRANSACTIONS (Cont.)

C. RESTATEMENT

Elron has direct holdings in certain companies in which RDC also holds shares. As a result of the purchase of DEP, Elron’s aggregate interest in these companies has increased and enables Elron to exercise significant influence in these companies. In accordance with U.S. Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, Elron’s direct holdings in these companies, which were accounted for by Elron at cost or as available for sale securities, are accounted for retroactively under the equity method of accounting (“step-by-step acquisition”). Implementing step-by-step acquisition resulted in a restatement of Elron’s financial statements for all prior periods in which Elron’s investments in these companies were recorded at cost or as available for sale securities.

Following are the effects of the restatement:

         (1)      Consolidated balance sheet

	December 31, 2001

	As reported	Effect of restatement	As restated

Investments in affiliated companies	155,967	6,293	162,260
Other investments	27,484	(19,980)	7,504
Deferred tax assets (liabilities)	(3,254)	4,227	973
Capital surplus	162,109	3,571	165,680
Accumulated other comprehensive income(*)	49,745	(7,514)	42,231
Retained earnings	26,751	(5,516)	21,235
Total shareholders’ equity	248,173	(9,460)	238,713

(*) Restatement of unrealized gains on securities

         (2)      Consolidated statements of operations

	For the three months ended September 30, 2001

	As reported	Effect of restatement	As restated

Net loss from equity investments	(4,472)	(643)	(5,115)
Net loss	(10,594)	(643)	(11,237)
Basic and diluted net loss per share	(0.50)	(0.03)	(0.53)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      -    MAJOR TRANSACTIONS (Cont.)

C. RESTATEMENT (Cont.)

         (2)      Consolidated statements of operations (Cont.)

	For the nine months ended September 30, 2001

	As reported	Effect of restatement	As restated

Net loss from equity investments	(11,344)	(1,934)	(13,278)
Net loss	(30,334)	(1,934)	(32,268)
Basic and diluted net loss per share	(1.43)	(0.09)	(1.52)

	For the year ended December 31, 2001

	As reported	Effect of restatement	As restated

Net loss from equity investments	(24,558)	(2,684)	(27,242)
Other income (expenses), net	(5,105)	220	(4,885)
Net loss	(48,350)	(2,464)	(50,814)
Basic net loss per share	(2.28)	(0.12)	(2.40)
Diluted net loss per share	(2.29)	(0.12)	(2.41)

         (3)      Total Comprehensive loss

	For the three months ended September 30, 2001

	As reported	Effect of restatement	As restated

Total Comprehensive loss	(13,026)	(643)	(13,669)

	For the nine months ended September 30, 2001

	As reported	Effect of restatement	As restated

Total Comprehensive loss	(41,481)	(1,934)	(43,415)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      -    MAJOR TRANSACTIONS (Cont.)

C. RESTATEMENT (Cont.)

         (3)      Comprehensive loss (Cont.)

	For the year ended December 31, 2001

	As reported	Effect of restatement	As restated

Total Comprehensive loss	(35,064)	(9,978)	(45,042)

D. CHIP EXPRESS

On June 25, 2002, Chip Express Corporation (“Chip Express”), in which Elron held approximately a 35% interest, issued, in a private placement, approximately 21,650,700 redeemable preferred shares in consideration for $16,000. Elron purchased approximately 6,984,000 redeemable preferred shares in consideration for approximately $5,000, of which approximately $500 was paid by a conversion of a convertible note. As a result, Elron’s interest in Chip Express decreased to approximately 34% and no gain or loss was recognized.

E. GALIL MEDICAL

On April 30, 2002, Elron and RDC converted notes of Galil Medical Ltd. (“Galil”), in which Elron held 3.7% and in which RDC held 32.1%, amounting to approximately $3,160 to 2,671,385 preferred C shares. As a result, Elron’s and RDC’s interests in Galil increased to approximately 4.3% and 37.4%, respectively.

In May 2002, certain existing shareholders of Galil signed an agreement (the “agreement”) to invest in convertible notes (the “notes”) to be issued by Galil in an aggregate amount of up to $5,000 with an option to invest an additional amount of $1,000 (the “option”). The notes are automatically convertible in January 2003, or may be converted at an earlier date upon the occurrence of certain events as determined in the agreement.

As of balance sheet date, Elron’s and RDC’s investment, pursuant to the agreement amounted to approximately $2,500. Subsequent to the balance sheet date, Elron and RDC invested an aggregate amount of approximately $830 in Galil pursuant to the option.

On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. in consideration for $850 which has been allocated to identifiable intangible assets. Lumenis Ltd. also has the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004 in accordance with the terms of the share purchase agreement. As a result, Elron’s interest in Galil increased to 15.09%.

As a result of these transactions, Elron, directly and through its subsidiary, RDC, has a controlling voting interest in Galil and, accordingly, the accounts of Galil have been included in the Company’s consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 4 for pro forma information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      -    MAJOR TRANSACTIONS (Cont.)

F. MEDIAGATE

On July 29, 2002, Elron converted notes in the amount of approximately $3,588 of MediaGate N.V (“MediaGate”), in which Elron held 29%, to 32,828,510 preferred F shares. Elron also invested approximately $2,500 in MediaGate through a rights offering and received 58,562,543 Preferred E shares. As a result of these transactions, Elron’s interest in MediaGate increased to 68% of the outstanding shares and accordingly the accounts of MediaGate have been consolidated with those of Elron subsequent to the date of the additional investment. See Note 4 for pro forma information. The purchase price in respect to this transaction allocation has not yet been finalized. Elron estimates that approximately $5,400 will be allocated to intangible assets of MediaGate.

G. VFLASH

On September 23, 2002 Elbit VFlash Ltd. (“VFlash”), a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. (“24/7”), a publicly traded company on the Nasdaq, in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

Concurrently with the above sale, Elron invested through Elbit, $1,000 in consideration for 100,000 convertible preferred shares of 24/7.

The Company viewed the sale of the VFlash main assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $2,100 in respect of the sale. The sale of VFlash’s operations meets the definition of discontinued operations under SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets’. Therefore, all results relating to VFlash, including the above gain, were classified as discontinued operations in the statement of operations.

The common shares, which are in the process of being registered for trading, are accounted for as available for sale securities in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. The market value of these shares on September 23, 2002 was approximately $1,600, based on the then closing price of the common stock of 24/7.

The preferred shares are being accounted for under the cost method. The preferred shares provide their holders with certain rights and preferences, as set forth in the investment agreement. Each preferred share is convertible at any time into 48.40271 common shares, subject to adjustment upon certain events described in the investment agreement. The fair value of the preferred shares received, which was based on the market price of the common shares on the transaction date, is approximately $1,900.

The common and preferred shares held by Elron constitute approximately 7% of the outstanding share capital of 24/7 (on a fully diluted basis).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      -    MAJOR TRANSACTIONS (Cont.)

G. VFLASH (Cont.)

Of the 4,100,000 common shares of 24/7 it received, Vflash undertook to grant a beneficial interest in approximately 725,000 common shares to former employees in recognition of services they rendered to VFlash prior to the sale. The fair value of these shares on September 23, 2002 was approximately $283.

H. AMT

On August 6, 2002, Elron completed an investment of $5,017 in convertible notes of A.M.T Advanced Metal Technologies Ltd. (“AMT”). AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advance materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous material for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance.

The investment was part of an aggregate investment in AMT of approximately $8,733 of which the existing shareholders of AMT invested approximately $3,716. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an “as converted” basis as a shareholder of AMT (which constitutes 29% of the voting rights of AMT) and in addition, has special voting rights in certain specified circumstances.

In addition, Elron and the other investors in AMT were issued warrants to purchase preferred shares of AMT for a total amount of up to approximately $19,140, which may be exercised over various periods up to a maximum of 48 months from the closing, as well as an option to invest up to $5,000 in AMT on the same terms and conditions of the original investment, which may be exercised for a period of eight months from the closing.

Following the abovementioned investment, Elron holds 29% of AMT on a diluted (excluding warrants) and “as converted” basis, and 41% on a fully diluted and “as converted” basis.

The investment in AMT is being accounted for under the equity method.

I. TEXTOLOGY

On September 10, 2002, Elbit sold all of its shares in Textology Inc. (“Textology”), in which it previously held 63.75%, to Assa-Or Ltd. (“Assa-Or”), the other shareholder of Textology, in consideration for $3,300, for which Elbit granted a loan to Assa-Or. In addition, Elbit advanced a loan to Assa-Or in the amount of $1,100 of which $990 was advanced as of the balance sheet date. Pursuant to the transaction, a loan in the amount of $1,628 previously extended by Elbit to Textology was assigned by Textology to Assa-Or. All the above loan amounts, including an existing loan in the amount of approximately $1,620 previously granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 3      -    MAJOR TRANSACTIONS (Cont.)

I. TEXTOLOGY (Cont.)

to Assa-Or (collectively referred to as “the loans”) will be repaid in accordance with the provisions of the agreement. In addition, Elbit has an option to convert a portion of the loans into ordinary shares of Assa-Or, pursuant to the terms of the agreement.

As a result of the above transaction, a gain in the amount of $5,620 was deferred and will be recognized as income upon repayment of the loan. As of September 30, 2002, the balance of the loans to Assa-Or, net of the deferred gain, amounted to approximately $1,900.

The results of the operations of Textology until the date of the closing were classified as discontinued operations in the statement of operations.

J. ELRON TELESOFT

In November 2001, as part of its restructuring plan, Elron TeleSoft Inc. (“ETI”), a subsidiary of Elron, signed an agreement with Elbit Systems Ltd. (“ESL”), held approximately 21% by Elron, for the sale of the net assets and activities of ETI in the government field, in consideration for approximately $5,700. The transaction was completed in 2002 and resulted in an insignificant loss.

K. GIVEN IMAGING

During the second quarter of 2002, RDC sold 211,300 shares of Given Imaging Ltd. (“Given”) in consideration for approximately $2,600.

During the third quarter of 2002, Elron and RDC sold 98,666 shares and 288,700 shares, respectively, of Given in consideration for approximately $1,100 and $3,300, respectively. In addition, a former senior executive of RDC exercised a call option granted in an agreement dated November 4, 1999, and purchased 172,800 shares of Given at an exercise price of $0.17 per share.

As a result of the above transactions, Elron recorded in the nine month period ended September 30, 2002 a gain of approximately $5,300.

In connection with RDC’s bank loan in the amount of approximately $3,000, in October 2002, RDC created in favor of its bank a first degree fixed pledge over the securities, and all rights derived therefrom, deposited in RDC’s account with the bank (the “Account”). As of the date of the execution of the pledge, RDC has deposited with the Account 2,840,000 shares of Given Imaging Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 4      -   SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

The pro forma information presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and MediaGate as if they had been in effect at the beginning of each of the reported periods, and includes the effect of amortization of identifiable intangible assets and the deferred stock-based compensation from these dates.

The following pro forma information is based upon the historical financial statements of Elron (after restatement, as discussed in Note 3C and after reclassification of the results of operations of VFlash and Textology as discontinuing operations), and upon the historical financial statements of Elbit, DEP, Galil and MediaGate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger, the share purchase or the acquisition of a controlling interest in Galil and MediaGate been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

PRO FORMA COMBINED RESULTS OF OPERATIONS

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31

	2002	2001	2002	2001	2001

Net revenues	19,956	28,463	5,746	7,351	36,491
Net loss from equity investments	(10,873)	(16,752)	(3,517)	(5,322)	(25,839)
Gain (loss) from disposal and changes in holdings in related companies, net	5,045	388	3,227	(955)	3,612
Other expenses, net	2,611	(7,655)	35	(1,955)	(18,856)
Finance income	3,467	6,382	667	2,293	7,861

Total income	20,206	10,826	6,158	1,412	3,269
Costs and expenses	60,306	74,034	15,183	22,078	103,506

Loss before tax benefit and minority interests	(40,100)	(63,208)	(9,025)	(20,666)	(100,237)

Loss from continuing operations	(34,633)	(51,789)	(8,495)	(16,225)	(82,920)

Net loss	(44,319)	(55,053)	(7,944)	(19,097)	(89,449)

Basic and diluted net loss from continuing operations per share	(1.19)	(1.78)	(0.29)	(0.56)	(2.85)

Basic and diluted net loss per share	(1.52)	(1.89)	(0.27)	(0.66)	(3.08)

Weighted average number of ordinary shares used in computation (thousands)	29,158	29,068	29,158	29,068	29,070

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 4      -    SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

Pro forma results of operations for the nine months and three months ended September 30, 2001 and for the year ended December 31, 2001, include amortization of goodwill in the amount of $1,806, $660, and $2,317 respectively. Goodwill is no longer being amortized in accordance with SFAS 142, effective as of January 1, 2002.

Note 5      -    GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted SFAS 142 and accordingly goodwill is no longer being amortized as of January 1, 2002. In accordance with SFAS 142, the Company has also evaluated the useful lives of its other intangible assets and has concluded that no change in the period of amortization is necessary.

The annual estimated amortization expense relating to Elron’s intangible assets, other than goodwill existing as of September 30, 2002, for each of the five years in the period ending December 31, 2006 is approximately as follows:

Total amortization (*)

2002 -	$ 2,200
2003 -	$ 2,400
2004 -	$ 2,700
2005 -	$ 2,700
2006 -	$ 1,700

(*)	Not including amortization of other intangible assets resulting from the investment in MediaGate in July 2002 as the purchase price allocation has not been finalized yet.

The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item “net loss from equity investments” in the statement of operations, for each of the five years in the period ending December 31, 2006 is approximately as follows:

Total amortization (*)

2002 -	$ 3,000
2003 -	$ 3,500
2004 -	$ 2,200
2005 -	$ 1,100
2006 -	$ 1,400

As of January 1, 2002, the Company had unamortized goodwill in the amount of approximately $8,800. In connection with SFAS 142’s transitional goodwill impairment evaluation, the Company estimated the fair value of each reporting unit and has determined that the carrying amount of each reporting unit does not exceed its fair value. Accordingly, the Company concluded that as of January 1, 2002, there was no indication of impairment of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 5      -    GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

As of September 30, 2002, subsequent to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and MediaGate, the Company has unamortized goodwill in the amount of approximately $25,500. In addition, at the balance sheet date, the Company has unamortized goodwill in the amount of $5,700 allocated to investments accounted for under the equity method.

The following transitional information is presented to reflect net loss and earnings per share for all prior periods adjusted to exclude amortization of goodwill:

	For the nine months ended September 30		For the three months ended September 30
					For the year ended December 31
	2002	2001	2002	2001	2001

Reported net loss	(31,360)	(32,268)	(7,944)	(11,237)	(50,814)
Goodwill amortization	—	1,199	—	365	1,565

Adjusted net loss	(31,360)	(31,069)	(7,944)	(10,872)	(49,249)

Loss per share:
Reported basic loss per share	(1.24)	(1.52)	(0.27)	(0.53)	(2.40)
Goodwill amortization	—	0.06	—	0.02	0.07

Adjusted basic loss per share	(1.24)	(1.46)	(0.27)	(0.51)	(2.33)

Reported diluted loss per share	(1.25)	(1.52)	(0.27)	(0.53)	(2.41)
Goodwill amortization	—	0.06	—	0.02	0.07

Adjusted diluted loss per share	(1.25)	(1.46)	(0.27)	(0.51)	(2.34)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 6      -   BUSINESS SEGMENTS

The Company operates in three business segments: the Internet products segment, the Systems and Projects segment and a segment which includes the holdings in affiliated and other companies, engaged in various fields of advanced technology, and the corporate operations, which provide the strategic and operational support to the group companies. All of the activities, assets and liabilities acquired in the Elbit merger, the DEP share purchase and the acquisition of controlling interest in Galil and in MediaGate are included in the holdings segment. Segment information is as follows:

	Internet products	Systems and Projects	Holdings	Adjustments	Total

For the nine months ended September 30, 2002
Total income	6,260	8,200	(8,061)	—	6,399
Net loss	(6,796)	(4,492)	(20,072)	—	(31,360)

For the three months ended September 30, 2002
Total income	2,009	802	3,347	—	6,158
Net loss	(1,882)	(2,257)	(3,805)	—	(7,944)

September 30, 2002
Total assets	6,608	18,949	408,091	(12,224)	421,424
Goodwill	1,085	5,591	18,836	—	25,512

For the nine months ended September 30, 2001
Total income	6,730	19,690	(13,726)	—	12,694
Net loss	(7,804)	(10,271)	(14,193)	—	(32,268)

For the three months ended September 30, 2001
Total income	1,989	4,579	(5,387)	—	1,181
Net loss	(2,647)	(2,985)	(5,605)	—	(11,237)

For the year ended December 31, 2001
Total income	9,077	23,782	(23,733)	—	9,126
Net loss	(11,188)	(15,302)	(24,324)	—	(50,814)

December 31, 2001
Total assets	7,801	32,060	297,938	(11,489)	326,310
Goodwill	1,085	7,749	—	—	8,834

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 7      -    RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

A. STATEMENTS OF OPERATIONS:

For the nine months ended September 30, 2002 –

	As reported	Adjustments	As per Israeli GAAP

Net loss	(31,360)	(1,980)	(33,340)
Basic net loss per share	(1.24)	(0.08)	(1.32)
Diluted net loss per share	(1.25)	(0.07)	(1.32)

For the nine months ended September 30, 2001 –

	As reported	Adjustments	As per Israeli GAAP

Net loss	(32,268)	982	(31,286)
Basic and diluted net loss per share	(1.52)	0.04	(1.48)

For the three months ended September 30, 2002 –

	As reported	Adjustments	As per Israeli GAAP

Net loss	(7,944)	(323)	(8,267)
Basic and diluted net loss per share	(0.27)	(0.01)	(0.28)

For the three months ended September 30, 2001 –

	As reported	Adjustments	As per Israeli GAAP

Net loss	(11,237)	(236)	(11,473)
Basic and diluted net loss per share	(0.53)	(0.01)	(0.54)

For the year ended December 31, 2001 –

	As reported	Adjustments	As per Israeli GAAP

Net loss	(50,814)	4,299	(46,515)
Basic net loss per share	(2.40)	0.2	(2.20)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars
(Unaudited)

Note 7      -    RECONCILIATION TO ISRAELI GAAP (Cont.)

B. BALANCE SHEETS:

As of September 30, 2002 -

	As reported	Adjustments	As per Israeli GAAP

Total assets	421,424	(144,311)	277,113
Total liabilities including minority interest	141,421	(30,289)	111,132
Total shareholders’ equity	280,003	(114,022)	165,981

As of December 31, 2001 -

	As reported	Adjustments	As per Israeli GAAP

Total assets	326,310	(53,795)	272,515
Total liabilities including minority interest	87,597	(241)	87,356
Total shareholders’ equity	238,713	(53,554)	185,159

C. MATERIAL ADJUSTMENTS:

The abovementioned adjustments include material differences between U.S. GAAP and Israeli GAAP as detailed in note 26 to the Company’s annual financial statement for the year 2001 as well as material differences between U.S. GAAP and Israeli GAAP resulting from (i) transactions which occurred during the nine month period ended September 30, 2002; and (ii) new accounting pronouncements in the U.S. which were released in that period, as follows:

(1)	According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron’s financial statements. According to Israeli GAAP, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities should be recorded according to their carrying values in the transferring company at the dates of the relevant transactions.

(2)	As a result of the purchase of DEP, Elron’s aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron’s direct holdings in these companies, which were accounted for by Elron at cost, are accounted for retroactively under the equity method of accounting (“step-by-step acquisition”) which resulted in a restatement of Elron’s financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In thousands of U.S. Dollars
(Unaudited)

Note 7      -    RECONCILIATION TO ISRAELI GAAP (Cont.)

C. MATERIAL ADJUSTMENTS (Cont.):

(3)	Effective January 1, 2002 the Company adopted SFAS 142, “Goodwill and Other Intangible Assets” according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

(4)	According to U.S. GAAP the fair value of options to acquire shares of affiliated companies held by Elron is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss to Elron.

# # # # # #

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars
(Unaudited)

Details relating to investments as of September 30, 2002

			Market value of the publicly traded investments as of:
	% Outstanding shares	Carrying value of the investment September 30, 2002(1)	September 30, 2002	November 10, 2002

Consolidated Companies:
Elron Software Inc.	96%	175	—	—
Elron Telesoft Inc.	99%	8,782	—	—
Galil Medical Ltd. (2)	34%	4,515	—	—
MediaGate N.V.	68%	2,809	—	—
Israel Commerce Community Ltd. (ICC)	51%	333	—	—

Affiliated Companies (equity):
Elbit Systems Ltd. (Nasdq: ESLT)	21%	85,331	128,423	136,127
Given Imaging Ltd. (Nasdq: GIVN) (2)	18%	27,077	45,630	41,624
NetVision Ltd.	46%	1,071	—	—
Wavion Inc.	45%	490	—	—
Kidum Elron IT (KIT) Ltd.	29%	1,671	—	—
Chip Express Corporation	34%	6,110	—	—
Pulsicom Israel Technologies Ltd.	17%	459	—	—
3DV Systems Ltd. (2)	25%	938	—	—
Advanced Metal Technologies Ltd. (AMT)	29%	4,371	—	—
Witcom Ltd. (2)	20%	539	—	—
Cellenuim M.C.S. Ltd.	50%	2,500	—	—
CellAct Ltd.	45%	304	—	—
Semiconductors Engineering Laboratories Ltd. (SELA) (2)	22%	474	—	—
Ingeneo Ltd.	21%	400	—	—

Available for sale:
Partner Communications Company Ltd. (Nasdaq: PTNR)	12%	87,654	87,654	86,779
Elbit Vision Systems Ltd. (Nasdaq: EVSN)	16%	530	530	437
Cisco Systems Inc. (Nasdaq: CSCO) (3)		1,909	1,909	2,288
24/7 Real Media (Nasdaq: TFSM)	3%	1,249	1,249	1,148

Partnership:
Gemini Israel Fund	5%	270	—	—
InnoMed	12%	1,934	—	—

Cost:
Oren Semiconductor Inc.	17%	6,874	—	—
24/7 Real Media (4)	4%	1,888	—	—

(1)	Includes loans and convertible notes.

(2)	Represents the carrying value and the percentage holding of the investment in Elron’s books and Elron’s share in the carrying value and percentage holding of the investment in RDC’s books.

(3)	182,000 shares.

(4)	Investment in preferred shares of 24/7 Real Media which represent 4,840,271 common share on an as converted basis.

MANAGEMENT REPORT FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2002

The following management report should be read in conjunction with our Interim Consolidated Financial Statements as of September 30, 2002 and Notes thereto, and with our Annual Consolidated Financial Statements as of December 31, 2001 and Notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words “anticipate”, “believe”, “estimate”, “expect”, “plan” and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of advanced defense electronics, communications, semiconductors and medical imaging. In recent years, we have pursued a strategy of focusing our holdings, and increasing our direct involvement in defense electronics; information technology; software products and services; communications; medical devices; and semiconductors. In addition, we have recently invested in the field of amorphous metals (see below under “Recent Developments”). Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, passive minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore, our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

RECENT DEVELOPMENTS

Merger with Elbit and Share Purchase of DEP

On May 15, 2002, we completed our merger with Elbit Ltd. (“Elbit”). Pursuant to the merger agreement signed on October 31, 2001, we issued 5,617,601 ordinary shares to Elbit’s shareholders (other than Elron), based on an exchange ratio of 0.45 ordinary shares of Elron for each ordinary share of Elbit, and assumed options to purchase Elbit ordinary shares, which, after the merger, entitled the holders to purchase 240,525 ordinary shares of Elron. As a result of the merger, Elbit became a wholly owned subsidiary of Elron. The transaction was accounted for as a

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purchase, and accordingly, our results of operations include the revenues and expenses of Elbit subsequent to the acquisition date. The aggregate purchase price of approximately $74.0 million consisted of the consideration of 5,617,601 Elron ordinary shares valued at an average market price of $12.50 per ordinary share, which was based on the average closing price of Elron’s ordinary shares during the period commencing from the date of the announcement of the exchange ratio and ending five days thereafter, $1.0 million of assumed options and $2.7 million of transaction and integration costs. The purchase price has been allocated to Elbit’s assets based on their estimated fair value according to an analysis made by an independent valuation appraiser. Of the total purchase price, $55.0 million has been allocated to Elbit’s identifiable net assets and the remaining $19.0 million has been allocated to goodwill. The goodwill recorded reflects the anticipated synergies that will result from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. In accordance with generally accepted accounting principles in the United States, goodwill recorded in this transaction will not be amortized and will be reviewed annually (or more frequently if impairment indicators arise).

On May 6, 2002, we issued 2,261,843 ordinary shares to Discount Investment Corporation Ltd. (“DIC”) (which at that time held 42% of the shares of Elron), pursuant to the share purchase agreement signed on November 19, 2001 with DIC, in exchange for all of the shares held by DIC in DEP Technology Holdings Ltd. (“DEP”), including DIC’s rights to loans provided by DIC to RDC Rafael Development Corporation Ltd. (“RDC”), a subsidiary of DEP. RDC is a joint venture, controlled by and consolidated with DEP, in which DEP holds 48% of the outstanding shares. DEP is a technology holding company in which Elron previously held 33% of the outstanding share capital and in which DIC held the remaining 67%. Following the closing of the transaction, DEP became a wholly owned subsidiary of Elron. The transaction was accounted for as a purchase, and accordingly, our results of operations include the revenues and expenses of DEP subsequent to the acquisition date. The aggregate purchase price of approximately $29.5 million consisted of 2,261,843 ordinary shares of Elron valued at an average market price of $13.02 per ordinary share, which was based on the average closing price of Elron’s ordinary shares a few days before and after the date that the number of shares to be issued to DIC was announced. The purchase price has been allocated to DEP’s assets acquired, primarily long-term investments, in the amount of $41.0 million, loans from DIC to RDC in the amount of $3.5 million and liabilities assumed in the amount of $15.1 million. The allocation to DEP’s assets was based on an analysis made by an independent valuation appraiser. Of the total purchase price allocated to DEP’s assets acquired, an aggregate amount of $16.5 million was allocated to identifiable net intangible assets related to equity investments, with a weighted average amortization period of approximately 11 years, according to the economic benefit of the underlying assets, and an aggregate amount of $6.5 million was allocated to each equity investment’s goodwill. The amortization of the identifiable intangible assets is included in our share of the net losses of each equity investment, except for Galil Medical, which is consolidated in our financial statements, and therefore the amortization will be included under “Amortization of other assets”.

We believe that these transactions will enable us to further enhance our position in the high technology markets, allow us to pursue additional investment opportunities, optimize our holding structure, combine resources, benefit our group companies with potential synergies and help us achieve management cost savings in respect of our corporate operations.

Following the two transactions, our holdings include direct and indirect holdings through Elbit, DEP and DEP’s subsidiary, RDC. As most Elbit, DEP and RDC group companies are technology-related companies which have not yet generated significant revenues and earnings, we expect that they will continue to recognize losses and, therefore, our share in their losses will continue to constitute a significant portion of our results of operations. For more details regarding our group companies following the two transactions, please see our Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

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Investment in Galil Medical

During the second quarter of 2002, we and RDC converted notes of Galil Medical Ltd. (“Galil”) in the amount of approximately $3.2 million into preferred shares and invested approximately $2.5 million in new convertible notes.

On June 27, 2002, we purchased an additional 10.75% of Galil’s outstanding shares from Lumenis Ltd., in consideration for $0.8 million. Lumenis also received the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004. In the same transaction, DIC also purchased an additional 10.75% of Galil’s outstanding shares from Lumenis on the same terms and conditions.

As a result of these transactions, we hold 15.09% directly and RDC holds 37.4% of Galil’s outstanding shares, thereby giving us directly and indirectly, through RDC, a controlling voting interest in Galil, and accordingly, Galil’s financial results are consolidated into our results of operations subsequent to June 30, 2002.

Investment in MediaGate

In July 2002, we converted notes of MediaGate N.V. (“MediaGate”) in the amount of approximately $3.6 million into preferred shares and invested, through a rights offering, an additional $2.5 million in preferred shares. As a result of these transactions, our interest in MediaGate increased to 68.3% of its outstanding shares and therefore MediaGate’s financial results are consolidated into our results of operations subsequent to that date.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented (see Note 4 to the Interim Consolidated Financial Statements as of September 30, 2002).

Investment in A.M.T. Advanced Metal Technologies Ltd. (“AMT”)

In August 2002, we invested approximately $5.0 million in convertible notes of AMT, an Israeli private company which develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, as methods and solutions for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous materials for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The investment formed part of an aggregate investment in AMT of approximately $8.7 million, of which the existing shareholders of AMT invested $3.7 million. The convertible notes are convertible into preferred shares of AMT or its group companies. Following the investment, Elron holds 29% of AMT on a fully diluted and as converted basis (excluding warrants). The investment in AMT is being accounted for under the equity method.

In addition, we and the other investors in AMT were issued warrants to purchase up to an additional $19.1 million in convertible notes, over different periods of up to a maximum of 48 months from the closing. We also have an option to invest up to $5 million in AMT on the same terms and conditions as the original investment for a period of eight months from the closing.

We are entitled to voting and other rights attached to the convertible notes on an as converted basis as a shareholder of AMT, and to special rights in certain specific circumstances.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 2 to our Annual Consolidated Financial Statements. The accounting policies which are particularly important to the description of our

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financial position and results of operations are described in our Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission. There have been no changes in our accounting polices except as described below.

As a result of the DEP share purchase, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. This enables us to exercise significant influence over these companies. As a result, and in accordance with APB 18, our direct holdings in these companies, which were previously accounted for at cost, were accounted for retroactively under the equity method (“step by step acquisition”). In accordance with APB 18, we have restated our financial statements for all prior periods in which our investments in these companies were recorded at cost. The aforementioned restatements resulted in increased net losses of approximately $2.5 million, or $0.12 per share, $0.6 million, or $0.03 per share, and $1.9 million, or $0.09 per share, for the year ended December 31, 2001 and for the three months and nine months ended September 30, 2001, respectively. The effect on our results of operations for the three months ended March 31, 2002 was the increase in the net loss of approximately $0.7 million, or $0.03 per share.

RESULTS OF OPERATIONS

Three and nine months ended September 30, 2002 compared to three and nine months ended September 30, 2001.

The following tables set forth our results of operations in the reported period:

	Three month period ended September 30,			Nine month period ended September 30,

	2002	2001		2002	2001

	(millions of $, except per share data)
Net loss	(7.9)	(11.2	)*	(31.4)	(32.3	)*
Net loss per share	(0.27)	(0.53	)*	(1.24)	(1.52	)*

*	Restated -see “Critical Accounting Policies” above.

Our net loss adjusted to exclude amortization expenses related to goodwill that is no longer being amortized commencing January 1, 2002 in accordance with SFAS 142 was as follows:

	Three month period ended September 30,			Nine month period ended September 30,

	2002	2001		2002	2001

	(millions of $, except per share data)
Net loss	(7.9)	(10.9	)*	(31.4)	(31.1	)*
Net loss per share	(0.27)	(0.51	)*	(1.24)	(1.46	)*

*	Restated -see “Critical Accounting Policies” above.

Pro forma net loss, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented, is as follows:

	Three month period ended September 30,		Nine month period ended September 30,

	2002	2001	2002	2001

	(millions of $, except per share data)
Net loss	(7.9)	(19.1)	(44.3)	(55.1)
Net loss per share	(0.27)	(0.66)	(1.52)	(1.89)

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The general slowdown in spending for technology products continues to affect the results of operations of our group companies which continue to report net losses. The current economic conditions continue to limit our ability to successfully “exit” some of our group companies and to record capital gains. However, as reflected on a more comparable basis in the pro forma information, we reported a decrease in our share in the losses of our affiliated companies as a result of the restructuring plans and cost reduction programs taken by some of our group companies during 2001 and 2002 which enabled these companies to reduce their losses notwithstanding the adverse economic and market conditions.

For the reported periods, subsidiaries include our majority owned subsidiaries Elron Software and Elron TeleSoft, and ICC,RDC, Galil Medical and MediaGate (collectively referred to as “other subsidiaries”), each of which is included in our consolidated financial statements as of the date of its acquisition. The results of operations of VFlash and Textology (through August 2002) were included in the consolidated results under discontinued operations, as a significant portion of VFlash’s operations and Textology were sold during the third quarter of 2002 (see under “Gain from discontinued operations”). Our affiliates, which are accounted for under the equity method of accounting, include Elbit Systems Ltd. (Nasdaq: ESLT), Elbit (through the completion of our merger with Elbit), NetVision Ltd., MediaGate (through August 2002), Chip Express Corp., DEP (through the completion of the share purchase), Wavion, KIT, Pulsicom, Given Imaging Ltd. (Nasdaq: GIVN), Galil Medical (through June 30, 2002), Witcom Ltd., 3DV Systems Ltd., Sela, Ingeneo, Cellenium, CellAct and AMT (since August 2002).

Operating results of Elron TeleSoft

Elron TeleSoft is focused on telecom network and service management products and solutions. Elron TeleSoft’s net revenues were $0.8 million and $8.2 million in the three and nine month periods ended September 30, 2002, compared to $4.6 million and $19.7 million for the same periods of 2001. The decrease of $3.8 million and $11.5 million between the reported periods resulted in part from a $2.7 million and $10.4 million decrease in revenues due to the sale of non-core activities of Elron TeleSoft during the second half of 2001 as part of its restructuring program to focus its operations on core areas of its business, the development and marketing of products to the telecommunications market. The balance of the decrease of $1.1 million in both periods resulted from reduced sales of products and services to the telecommunications market due to a slowdown in telecom capital expenditures as well as longer sales cycles as telecom service providers postponed purchase decisions.

Elron TeleSoft reported an operating loss in the three and nine month periods ended September 30, 2002 of $1.8 million and $3.3 million, respectively, compared to $2.7 million and $8.2 million for the same periods of 2001. The pro forma operating loss in the third quarter of 2002 and 2001, which excludes the effect of amortization of intangible assets and restructuring charges and other one-time charges in the aggregate amount of $0.6 million and $0.8 million, was $1.2 million and $1.9 million. Pro forma operating loss in the nine month period ended September 30 in 2002 and 2001, which excludes the effect of amortization of intangible assets and restructuring charges in the amount of $2.0 million and $2.7 million, was $1.3 million and $5.5 million, respectively.

Operating results of Elron Software

Elron Software is focused on web access control and e-mail content filtering for organizations. Elron Software’s net revenues were $2.0 million and $6.3 million for the three and nine month periods ended September 30, 2002 compared to $2.0 million and $6.7 million for the same periods of 2001, representing the same level of revenues for the three month period and a decrease of 7% for the nine month period. The decrease was primarily due to the continued economic slowdown, which continues to cause customers to delay or postpone purchases of IT products.

Elron Software’s operating loss was $1.8 million and $6.5 million for the three and nine month periods ended September 30, 2002, compared to $2.5 million and $7.5 million for the same periods of 2001. Excluding the effect of amortization of intangible assets, deferred compensation and restructuring charges in the amount of $0.5 million and $1.6 million, pro forma operating loss of Elron Software was $1.3 million and $4.9 million for the three and nine month periods ended September 30, 2002, respectively, compared to $1.9 million and $6.1 million for the same periods of 2001, which excluded the effect of

5

amortization of intangible assets, deferred compensation and restructuring charges in the amount of $0.6 million and $1.4 million. The decrease in losses was a result of the restructuring and cost reduction programs implemented by Elron Software.

Consolidated Results of Operations

Income

Net Revenues

Net revenues consisted of sales of products and services by Elron Software, Elron TeleSoft and our other subsidiaries, each of which is included in our consolidated financial statements as of the date of its acquisition. The following table reflects consolidated revenues:

	Three month period ended September 30,		Nine month period ended September 30,
	2002	2001	2002	2001

	Millions of $
Elron Software	2.0	2.0	6.3	6.7
Elron TeleSoft	0.8	4.6	8.2	19.7
Other	2.9	—	2.9	—

	5.7	6.6	17.4	26.4

Galil Medical, a medical device company performing minimally invasive cryotherapy, recorded revenues of $1.3 million and $3.3 million for the three and nine month periods ended September 30, 2002 compared to $0.7 million and $1.9 million in the same periods last year. Galil Medical’s revenues are included in our consolidated revenues for the first time in the third quarter of 2002.

MediaGate’s revenues were $1.4 million and $1.8 million in the three and nine month periods ended September 30, 2002, respectively, compared to no revenues and $0.1 million in the same periods in 2001. MediaGate develops and markets a carrier-class universal communications server. MediaGate’s revenues are included in our consolidated revenues for the first time in the third quarter of 2002.

Our share in net losses of affiliated companies

Our share in net losses of affiliated companies, which resulted from our holdings in investments that are accounted for under the equity method, was $3.5 million and $18.8 million for the three and nine month periods ended September 30, 2002, respectively, compared to a restated net loss of $5.1 million and $13.3 million for the same periods of 2001. The increase in our share in net losses of our affiliated companies in the nine month period of 2002 resulted mainly from the increase in our indirect share in the losses of Elbit’s and DEP’s group companies, as a result of the merger and the share purchase, as most of their group companies have not yet generated significant revenues and therefore have incurred significant losses. In addition, Elbit and DEP wrote down certain investments, mainly with regard to VFlash, Textology and ICC, resulting in a net loss for Elron of approximately $2.8 million.

The decrease in our share in net losses of our affiliated companies in the third quarter of 2002 resulted mainly from the increase in our share in Elbit Systems’ net income and from the decrease in the losses of most of our group companies as a result of cost reduction plans implemented by them.

Highlights of the Results of Operations of Our Major Affiliates:

Elbit Systems Ltd. (a 21% holding)

Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems.

Elbit Systems’ revenues increased by 12% and 9% from $188 million and $540 million in the three and nine month periods ended September 30, 2001, respectively, to $210.2 million and $589.1

6

million in the same periods in 2002. As of September 30, 2002, Elbit Systems’ backlog of orders was $1,677 million, of which approximately 55% is scheduled to be performed in the fourth quarter of 2002 and in 2003 compared to backlog of orders of $1,566 million on December 31, 2001.

Elbit Systems’ operating income in the three and nine month periods ended September 30, 2002 was $16.0 million and $35.6 million, respectively, (7.6% and 6.0% of revenues) compared to $12.4 million and $42.6 million in the same periods in 2001 (6.6% and 7.9% of revenues). The increase in operating income for the third quarter resulted primarily from the increase in revenues. The decrease in operating income for the nine month period resulted primarily from a one-time charge of approximately $9.8 million (before tax) in connection with El-Op’s (Elbit Systems’ wholly-owned subsidiary) agreement to repay the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“OCS”) an agreed amount of $10.6 million in exchange for a release by the OCS from all obligations to pay royalties in the future.

Elbit Systems’ net income in the three and nine month periods ended September 30, 2002 was $15.5 million and $32.0 million, respectively, (7.4% and 5.4% of revenues) compared to $11.3 million and $33.1 million (6.0% and 6.2% of revenues) in the same periods in 2001. The increase in the third quarter resulted primarily from the decrease in tax expenses, which included a $2.8 million adjustment in respect of prior years following tax assessments completed by tax authorities in various tax jurisdictions during the period. The decrease in the nine month period resulted primarily from a one time charge of $9.8 million described above.

NetVision (a 46% holding)

NetVision, an Internet service and solutions provider in Israel, recorded revenues in the three and nine month periods ended September 30, 2002 of $13.8 million and $42.5 million, respectively, compared to $14.4 million and $44.1 million in the same periods in 2001. Operating expenses decreased by $1.4 million and $8.1 million, respectively, or 10% and 17%, from $14.4 million and $47.5 million in the three and nine month periods ended September 30, 2001, to $13.0 million and $39.4 million in the same periods of 2002, due to cost reduction programs implemented by NetVision. As a result, NetVision’s operating income in the three and nine month periods ended September 30, 2002 was $0.8 million and $3.1 million compared to an operating breakeven and operating loss of $3.4 million in the same periods in 2001. NetVision’s net income was $0.4 million and $3.5 million in the three and nine month periods ended September 30, 2002 compared to net income of $0.8 million and a net loss of $3.2 million in the same periods in 2001.

Netvision expects lower operating income and net income in the fourth quarter of 2002 primarily due to the economic slowdown affecting consumer spending in its industry.

Chip Express (a 34% holding)

Chip Express, a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits), continues to be affected in 2002 by the slowdown in the semiconductor industry. Revenues decreased by $3.0 million and $11.0 million, or 49% and 46%, from $6.0 million and $23.9 million in the three and nine month periods ended September 30, 2001, to $3.0 million and $12.9 million in the same periods in 2002. In response to the slowdown in its industry, Chip Express implemented cost reduction programs beginning in 2001 which resulted in a 11% and 20% decrease in Chip Express’ operating expenses in the three and nine month periods ended September 30, 2002 to $2.4 million and $7.3 million compared to $2.7 million and $9.1 million in the same periods in 2001. Chip Express’ net losses in the three and nine month periods ended September 30, 2002 amounted to $1.8 million and $3.6 million compared to $0.9 million and $1.7 million in the same periods in 2001. It is anticipated that Chip Express’ revenues will continue to be affected by the slowdown in the semiconductor industry.

During the second quarter of 2002, Chip express raised $16.0 million, of which we invested $5.0 million. Consequently, our ownership percentage in Chip Express decreased from approximately

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35% to approximately 34%. The amount raised is expected to be used for research and development, to expand global marketing activities and to increase Chip Express’ sales efforts, primarily in Asia.

Pulsicom (a 17% holding)

Pulsicom commenced its operations in 2001 and develops high accuracy real time location and tracking systems. In the nine month period ended September 30, 2002 and 2001, its net losses amounted to $0.6 million, consisting mainly of research and development costs. Pulsicom is an early stage company and it is difficult to predict when it will be able to market and sell its product.

Cellenium (a 50% holding through Elbit)

Cellenium is engaged in the development of technology for the transfer of short messages over communications networks, particularly the various types of cellular networks. Cellenium’s net revenues in the three and nine month period ended September 30, 2002 were $0.4 million and $1.0 million compared to no revenues and $0.1 million for the same periods in 2001. Cellenium’s net losses in the three and nine month periods ended September 30, 2002 were $1.1 million and $3.4 million compared to $1.5 million and $4.2 million for the same periods in 2001. Cellenium’s future operations are largely dependent on the development of the mobile commerce market and the penetration of new value-added services and applications, as well as Cellenium’s ability to secure the cash needed to finance its operations.

Wavion (a 48% holding)

Wavion, a developer of broadband wireless access systems, recorded a net profit in the three month period ended September 30, 2002 of $32,000 and a net loss in the nine month period then ended of $0.8 million compared to net losses of $1.0 million and $3.2 million for the same periods in 2001. In light of the downturn in the broadband wireless communications market which delayed the release of Wavion’s products, at the beginning of 2002, Wavion began to sell development services for communication systems, recording revenues of $0.6 million and $1.0 million in the three and nine month periods ended September 30, 2002, and reduced its research and development expenses as part of a cost reduction program. The increase in the revenue enabled Wavion to record a net profit in the three month period ended September 30, 2002. It is difficult to predict when Wavion will be able to market its product successfully.

KIT (a 28% holding)

KIT’s revenues increased by $0.3 million and $1.2 million from $0.4 million and $0.8 million in the three and nine month periods ended September 30, 2001 to $0.7 million and $2.0 million in the same periods in 2002. KIT is an online academic program company. KIT’s net loss in the three and nine month periods ended September 30, 2002 was $1.0 million and $3.1 million compared to $0.5 million and $1.7 million in the same periods in 2001. The increase in KIT’s net loss resulted primarily from higher sales and marketing expenses in order to attract new students and to support the increase in revenues.

Given Imaging (a 18% holding directly and indirectly through RDC)

Given Imaging (Nasdaq: GIVN), a medical device company using a disposable miniature video camera in a capsule to examine the gastrointestinal tract, recorded revenues of $7.5 million and $19.9 million for the three and nine month periods ended September 30, 2002 and a gross profit of 59% and 55% of revenues, respectively. The third quarter of 2002 represents the fourth full quarter of sales for Given Imaging following FDA clearance of its product in August 2001 and the fourth consecutive quarter of increased revenues. Given Imaging’s net loss in the three and nine month periods ended September 30, 2002 was $3.9 million and $14.6 million compared to $4.8 million and $12.2 million in the same periods of 2001. The increase in Given Imaging’s net losses for the nine month period was due to an increase in its operating expenses, mainly marketing expenses

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resulting from its marketing efforts to launch its product. The increase in operating expenses was offset by revenues recorded by Given Imaging.

Witcom (a 20% holding directly and indirectly through RDC)

Witcom, a company operating in the field of radio-based point-to-point digital networking solutions, recorded revenues of $0.8 million and $3.6 million for the three and nine month periods ended September 30, 2002 compared to $1.3 million and $3.2 million in the same period of 2001. Witcom’s revenues were affected by the slowdown in the telecommunications industry. Witcom’s net loss in the three and nine month periods ended September 30, 2002 was $1.1 million and $4.7 million compared to $1.6 million and $5.3 million in the same period in 2001.The decrease in net losses resulted from a cost reduction program implemented by Witcom beginning in 2001.

3DV (a 24% holding directly and indirectly through RDC)

3DV, a developer of products in the field of 3-D cameras, recorded net losses of $1.5 million and $4.0 million for the three and nine month periods ended September 30, 2002 compared to $1.7 million and $5.9 million in the same period in 2001. The decrease in 3DV’s net losses was the result of restructuring and cost reduction programs. 3DV is a development stage company and its future revenues are largely depended on its ability to penetrate to the three-dimensional video game market.

Despite the decrease in net losses in most of our group companies, we expect that our group companies will continue to recognize losses in the fourth quarter of 2002 and in 2003 and therefore will negatively affect our net results of operations.

In addition to companies accounted for under the equity method, we have several significant investments in companies which we account for on a cost basis or as available-for-sale and whose results do not affect our results of operations. These significant investments mainly include our holding in Partner (Nasdaq: PTNR) through Elbit, which is accounted for as available-for-sale securities, and Oren Semiconductor, which is presented at cost.

Partner (a 12% holding through Elbit)

At September 30, 2002, the market value of our investment in Partner amounted to $87.7 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In the second quarter of 2002, Partner reached a significant milestone and reported for the first time, quarterly net income, which was doubled in the third quarter of 2002. The following are highlights of the results of operations of Partner for the third quarter of 2002:

Partner’s revenues for the third quarter of 2002, driven primarily by subscriber growth, increased by 24% to $220.0 million from $178.1 million in the third quarter of 2001 and by 8% from $203.6 million in the second quarter of 2002. Partner’s subscriber base at the end of the third quarter of 2002 was 1,758,000 compared to 1,300,000 at the end of the third quarter of 2001.

Partner’s operating income for the third quarter of 2002 increased to $33.3 million from $9.9 million in the third quarter of 2001, an increase of 237%, and from $28.3 million in the second quarter of 2002, an increase of 18%. Operating income in the third quarter, as a percentage of revenues, reached 15% as compared to 6% in the third quarter of 2001 and 14% in the second quarter of 2002.

Partner’s net income for the third quarter of 2002 was $10.5 million compared to a net loss of $18.1 million for the third quarter of 2001, and twice the net income in the second quarter of 2002 of $5.2 million.

Partner has a line of credit agreement with a consortium of banks that provides for borrowings of

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up to $750 million. As of September 30, 2002, the outstanding balance of this line of credit was approximately $531 million. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective holdings. In connection with this guarantee, Elbit has pledged approximately 70% of the Partner shares held by it.

Partner expects lower operating income and net income in the fourth quarter of 2002 primarily due to the economic slowdown affecting consumer spending in its industry.

Oren Semiconductor (a 17% holding)

Oren is a developer of integrated circuits for digital broadcasting. During the first nine months of 2002, we invested $1.4 million in Oren by way of bridge loans, bringing the book value of our holding in Oren at September 30, 2002 to $6.9 million compared to $5.5 million at December 31, 2001.

In the three and nine month periods ended September 30, 2002, Oren’s revenues were $0.5 million and $1.5 million compared to $0.6 million and $1.8 million in the same periods in 2001. Operating expenses in the three and nine month periods ended September 30, 2002 decreased to $1.8 million and $5.4 million from $2.2 million and $7.2 million in the same periods in 2001, mainly due to the decrease in research and development costs as a result of cost reduction programs. Oren’s net loss in the three and nine month periods ended September 30, 2002 was $2.2 million and $5.6 million compared to $2.1 million and $6.5 million in the same periods in 2001.

Gains from Sale of Shares and Changes in Holdings in Related Companies

Our gains from the sale of shares and changes in our holdings in related companies in the three and nine month periods ended September 30, 2002 were $3.2 million and $5.3 million compared to a minor gain or loss in the same periods in 2001. The gain in the nine month period ended September 30, 2002 resulted primarily from a $5.3 million gain from the sale of approximately 98,700 and 500,000 shares of Given Imaging held by Elron and RDC, respectively (of which 98,700 and 288,700 were in the third quarter of 2002) and the exercise of call option by a former senior executive of RDC, to purchase 172,800 shares of Given Imaging from RDC. As a result, our direct and indirect holdings in Given Imaging decreased to 18.3%.

Other Income (expenses), net

Other income (expenses), net, in the three and nine month periods ended September 30, 2002 amounted to insignificant income and $0.3 million, respectively, compared to a net loss of $1.9 million and $4.6 million for the same periods in 2001. The loss in the three month and nine month periods of 2001 resulted primarily from losses in respect of the decrease in the market value of publicly traded shares held by us at that time.

Finance Income

Finance income decreased by $0.9 million and $2.1 million, or 58% and 49%, to approximately $0.7 million and $2.2 million in the three and nine month periods ended September 30, 2002 from $1.6 million and $4.3 million in the same periods in 2001, due to the decrease in interest rates and the decrease in our cash resources which were used for investment purposes.

Expenses

Cost of revenues

Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering Elron Software’s and Elron TeleSoft’s products and services as well as those of our other subsidiaries, each of which is included in our consolidated financial statements as of the date of its acquisition.

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Cost of revenues decreased by $0.9 million and $8.9 million, or 21% and 49%, to $3.4 million and $9.2 million in the three and nine month periods ended September 30, 2002 from $4.3 million and $18.1 million for the same periods of 2001, mainly as a result of a decrease in revenues resulting from the sale of non-core activities by Elron TeleSoft in order to focus on the telecommunication markets (see “Operating Results of Elron TeleSoft”) as well as the restructuring programs implemented by our subsidiaries in order to increase efficiency.

Research and development

Research and development expenses consisted primarily of salaries and related costs to develop and enhance Elron Software’s and Elron TeleSoft’s products and services and those of our other subsidiaries, each of which is included in our consolidated financial statements as of the date of its acquisition.Consolidated research and development expenses increased by $0.2 million, or 8%, to $2.3 million in the third quarter of 2002 from $2.1 million in the third quarter of 2001, mainly as a result of the inclusion of the development expenses of Galil Medical and MediaGate, which were consolidated for the first time in the third quarter of 2002. Consolidated research and development expenses decreased by $0.9 million, or 14%, to $6.0 million in the nine month period ended September 30, 2002 from $6.9 million in the same period in 2001, primarily as Elron Software and Elron Telesoft response to the slowdown in spending for IT products.

Sales and Marketing

Sales and marketing expenses consisted primarily of salaries and related costs, pre-sale efforts including advertising and trade show expenses, technical support and travel costs to promote the sale of Elron Software’s and Elron TeleSoft’s products and services and to strengthen their brand names and those of our other subsidiaries, each of which is included in our consolidated financial statements as of the date of its acquisition.

Consolidated sales and marketing expenses increased by $2.1 million and by $1.4 million, or 84% and 17%, to $4.6 million and $9.5 million in the three and nine month period ended September 30, 2002 from $2.5 and $8.1 million in the same periods of 2001. The increase resulted mainly from the inclusion of the sales and marketing expenses of Galil Medical which were consolidated for the first time in the third quarter of 2002.

General and Administrative

General and administrative expenses include our management and headquarter costs and the expenses of Elron Software, Elron TeleSoft, and our other subsidiaries, each of which is included in our consolidated financial statements as of the date of its acquisition.

These costs consisted primarily of salaries and related costs, facilities costs, and insurance, legal, accounting and consulting expenses.

Consolidated general and administrative expenses increased by $0.6 million, or 23%, from $2.6 million in the third quarter of 2001 to $3.2 million in the third quarter of 2002. Consolidated general and administrative expenses in first nine months of 2002 decreased by $0.4, or 5%, to $8.0 million from approximately $8.4 million in the same periods in 2001.

In the third quarter of 2002, our subsidiaries’ general and administrative expenses increased by $0.1 million, from $1.6 million in the third quarter of 2001 to $1.7 million. In the nine month period ended September 30, 2002, our subsidiaries’ general and administrative expenses decreased by $1.1 million to $3.7 million from $4.8 million in the same period in 2001. The decrease is primarily due to the implementation of restructuring programs by Elron Software and Elron TeleSoft during 2001. The restructuring programs included workforce and cost reduction programs, including reductions in facilities related expenses, communication, maintenance and travel expenses.

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Our management and headquarter costs increased by $0.5 million and $0.7 million, or 50% and 19%, to $1.5 million and $4.3 million in the three and nine month periods ended September 30, 2002 from approximately $1.0 million and $3.6 million in the same periods in 2001. Since the merger with Elbit, management and headquarter costs reflect the costs of the combined management. We expect that the potential cost savings as a result of the merger commencing in the third quarter of 2002 will be more than $4.0 million per year.

Finance Expenses

Consolidated finance expenses in the three and nine month periods ended September 30, 2002 decreased by $0.1 million and $0.6 million, or 11% and 19%, to $0.8 million and $2.5 million compared to $0.9 million and $3.1 million in the same periods in 2001. The majority of the finance expenses are attributable to Elron TeleSoft. The decrease in finance expenses is primarily due to the decrease in interest rates.

Amortization of Other Assets

Amortization of other assets was approximately $0.7 million and $1.6 million in the three and nine month periods ended September 30, 2002 compared to $0.9 million and $2.8 million in the same periods in 2001. The decrease in 2002 is mainly due to the implementation of SFAS 142 in January 2002, as a result of which we no longer amortize goodwill. Amortization of goodwill in the three and nine month periods ended September 30, 2001 was $0.4 million and $1.2 million.

Restructuring Charges

In response to the economic conditions, and, in particular, the slowdown in IT spending, Elron Software and Elron TeleSoft underwent restructuring programs in 2001 in order to focus their operations on core areas of their business, and to reduce expenses and improve efficiency. These restructuring programs mainly included workforce reductions and facilities related expenses. Due to the continuation of the slowdown in IT spending in 2002, the companies implemented additional restructuring programs in 2002 which mainly included workforce reductions in order to further adjust their operations to the current economic conditions. Some of the restructuring programs took place in October 2002 and their financial effect will be reflected in the consolidated results for the fourth quarter of 2002.

As part of Elron TeleSoft’s restructuring program in 2001, in the first quarter of 2002, Elron Telesoft completed the sale of its non-core activity in the government field to Elbit Systems for $5.7 million. Elron TeleSoft’s restructuring charges in the first nine months of 2002 amounted to $0.8 million, of which $0.3 million was due to workforce reductions as well as the consolidation of excess facilities that involved write-off of leasehold improvements in the vacated facilities. In October 2002, the company adopted an additional restructuring plan the costs of which are estimated at this stage at $0.3 million.

Elron Software recorded $0.3 million of restructuring charges in the nine month period of 2002 primarily due to an additional workforce reduction in its research and development division. In October 2002, the company adopted an additional restructuring plan, the costs of which are estimated at this stage to be $0.2 million.

In the second quarter of 2002 we recorded $0.4 million of restructuring charges, primarily due to costs incurred in connection with merging Elbit into Elron.

As a result of the above, consolidated restructuring charges in the three and nine month periods ended September 30, 2002 amounted to $0.1 million and $1.5 million. Consolidated restructuring charges in the third quarter of 2001 and in the nine months period of 2002 amounted to 0.4 million and $1.3 million.

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Gain or loss from Discontinued Operations

As part of VFlash’s restructuring program in response to a slowdown in the market of Internet and cellular value added services, VFlash sold on September 23, 2002, a significant portion of its business to 24/7 Real Media Inc. (Nasdaq: TFSM) (“24/7”) in exchange for 4,100,000 shares of 24/7 common stock. The market value of these shares on September 23, 2002 was $1.6 million, based on the then closing price of the share of 24/7. 24/7 provides marketing and technology solutions to online marketers and publisher.

In conjunction with the above sale, we invested through Elbit, $1 million in consideration for 100,000 shares of 24/7 convertible preferred stock. Each share of preferred stock is convertible at any time into 48.40271 shares of common stock of 24/7,subject to adjustment upon certain events determined in the investment agreement. The fair value of the 100,000 shares of preferred stock was approximately $1.9 million.

As a result of the above mentioned sale, we recorded a gain of $2.1 million. This gain was partially offset by the results of operations of VFlash.

Also included in this item is our share in the net losses of Textology which was sold, with no gain recognized, during the third quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures, deposits and marketable securities at September 30, 2002 were $101.0 million (of which $98.2 million are held by Elron), compared with $112.8 million at December 31, 2001 (of which $111.5 million was held by Elron). (At September 30, 2002, cash, debentures, deposits and marketable securities held by Elron include those of Elbit following the completion of the merger in May 2002).

Main resources of cash and other liquid instruments in the first nine months of 2002 included mainly proceeds from our sale of Given Imaging shares of $1.1 million, the sale of other marketable securities of NetManage, ArelNet and Kana of $0.8 million and a $2.0 million dividend received from Elbit Systems. In addition, our cash and other liquid instruments increased by approximately $16.6 million, mainly as a result of the merger with Elbit.

Main applications of cash and other liquid instruments in the first nine months of 2002 included mainly investments in our existing group companies to secure their cash needs for future growth, as well as in new companies in the aggregate amount of $26.7 million.

Working capital at September 30, 2002 was $31.8 million compared to $91.3 million at December 31, 2001. The decrease was primarily due to classification as short-term loans of $36.6 million previously classified as long-term loans, and investments made by us in existing and new group companies of approximately $26.7 million.

At September 30, 2002, Elron Software and Elron TeleSoft had bank credit and bank loans of $68.7 million, most of which were secured or guaranteed by us to the lending banks.

We believe that our existing capital will be sufficient to fund our and our subsidiaries’ operations and our investment activities in existing and new companies for the next twelve months.

Shareholders’ equity at September 30, 2002, was approximately $280.0 million representing about 66% of our total assets compared with $238.7 million representing 73% of our total assets at December 31, 2001. The increase in shareholders’ equity during the first nine months of 2002 was a result of the share issuance pursuant to the merger agreement and the DEP share purchase agreement.

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